EXHIBIT 1

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Board of Directors of Oi S.A. (the “Company”) calls the shareholders of the Company to attend the Extraordinary General Shareholders’ Meeting to be held on November 13, 2015, at 2 p.m., at the Company’s headquarters, located at Rua do Lavradio No. 71, Centro, in the City and State of Rio de Janeiro, to decide on the following Agenda:

(i)	amendment to the heading of article 5 of the Company’s By-Laws in order to reflect the new composition of the Company’s capital stock;

(ii)	election of alternate members to the Board of Directors of the Company, with corresponding terms of office.

GENERAL INSTRUCTIONS:

1. The documentation and information relating to the items of the Agenda to be discussed, especially the information required by CVM Instruction No. 481/09, are available for review by shareholders at the Company’s headquarters and at its investor relations webpage (www.oi.com.br/ri), as well as at the website of the Brazilian Securities Commission (Comissão de Valores Mobiliários — CVM) (www.cvm.gov.br).

2. Shareholders wishing to personally attend or be represented by proxy in the Extraordinary General Shareholders’ Meeting must deliver at least two (2) business days prior to the Meeting the following documents to the Company’s Corporate M&A Department, located at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City and State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m.: proof or statement of their respective share ownership issued by the depository institution or by the responsible custodian entity, and at least three (3) business days before the general meeting takes place: (i) for legal entities: notarized copies of the legal entity’s Articles of Incorporation, Bylaws or Articles of Association, the minutes recording the election of its Board of Directors (if any) and the minutes recording the election of its Executive Officers that include the election of the legal representative(s) that will attend the Meeting; (ii) for individuals: notarized copies of the shareholder’s identification document and Brazilian taxpayer’s registry (CPF); and (iii) for investment funds: notarized copies of the fund’s regulations and the Bylaws or Articles of Association of the fund’s manager, as well as the minutes recording the election of the legal representative(s) that will attend the Meeting. In addition to the documents listed in items (i), (ii) and (iii) above, as the case may be, if a shareholder is being represented by proxy, the respective notarized proxy, conferring special powers, must also be delivered, as well as notarized copies of the identity documents and the minutes recording the election of the legal representative(s) that will sign the proxy form, as well as the identity documents and Brazilian taxpayer registry of the person(s) acting as proxy. These measures are intended to expedite the process of registration of shareholders attending the Extraordinary General Shareholders’ Meeting.

Rio de Janeiro, October 13, 2015.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors